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SEC FILE NUMBER
8-50831

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morgan Wilshire Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

59 Hilton Avenue, Suite 101
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Finnan	516-622-3100	mikef@morganwilshire.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer LLC
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morgan Wilshire Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 20 2L

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Morgan Wilshire Securities, Inc.
Financial Statements
For the Year-ended December 31, 2021

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2021

ASSETS		
Current Assets		
Cash and Cash Equivalents		
Cash	$	202,975
Deposit accounts		75,000
Other cash asset account		43,452
Total Cash and Cash Equivalents		321,427
Other Current Assets		
Accessible Certificates of Deposit		74,838
Securities		8,519
Clearance Account		311,049
Other Assets		9,905
Total Other Current Assets		404,311
TOTAL ASSETS	$	725,538
LIABILITIES & EQUITY		
Liabilities		
Payroll Payable	$	409,541
Accounts Payable		106,035
SBA PPP Loan		36,721
Total Liabilities		552,297
Commitments and Contingencies		
Equity		
Capital Stock		29
Additional paid in capital		1,172,780
Accumulated deficit		(999,568)
Total Equity		173,241
TOTAL LIABILITIES & EQUITY	$	725,538

The accompanying notes are an integral part of these financial statements.

Morgan Wilshire Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Correspondent Services.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Morgan Wilshire Securities, Inc., (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2021.

Description of Business

The Company, located in Garden City, New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities Transactions

Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Revenue Recognition

The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue from customers in the form of advisory and administrative fees, interest payments, dividends and rebates, and 12b-1 fees. Commission, advisory and administrative fees, interest payments, dividends and rebates revenue are recorded by the Company when the services rendered. 12b-1 fees are recorded over a period of time, in accordance with their respective agreements.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. The entity is subject to Pass-through Entity Tax which is an optional tax that partnerships or New York S corporation may elect to pay (see Note N) Accordingly, no federal income taxes are included in the accompanying financial statements and state taxes are passed through.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The full extent of the future impacts of COVID-19 on the Company's operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to collect any accounts receivable and the ability of the Company to continue to provide high quality services to its clients. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of March 29, 2022, the date of issuance of this report. This determination may change as new events occur and additional information is obtained. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements. These estimates may change, as new events occur and additional information is obtained.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted on March 27, 2020. There are several different provisions of the CARES Act that impact income taxes for corporations. While the Company continues to evaluate the tax implications, it believes these provisions will not have a material impact to the financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE E – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Marketable Securities	8,519	-	-	8,519
Total	8,519	-	-	8,519

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable and accessible certificates of deposit.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Deposit Accounts represent accounts held at RBC Custody & Clearing (RBC). RBC is Morgan Wilshire Securities, Inc.'s (MWIL) clearing firm and these balances are cash positions.

Janney Montgomery Account represents an account held by MWIL at Janney Montgomery Scott LLC. The balance held in this account as of December 31, 2021 is a cash position.

NOTE F- OCCUPANCY COST

The company leases its office spaces under an operating lease for a term of seven years which expired on December 31, 2020 and is now paid on a month-to-month basis.

NOTE G - NEW ACCOUNTING PRONOUNCEMENTS

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

NOTE H – TYPES OF REVENUE

The Company receives commissions on the purchase and sale of securities. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue in the form of interest payments, dividends, rebates, advisory fees and administrative fees. In 2021 revenue on the on the purchase and sale of securities were recognized at the point in time that the trade is made. Revenue from the purchase and sale of mutual funds were, recognized at the point in time the purchase and sale were made. Revenue from interest payments, dividends and rebates were recognized at the point in time the interest, dividend or rebate was received. Revenue from advisory fees and administrative fees were recognized at the point in time the service was provided. Revenue from 12b-1 fees were recognized over a period of time.

Purchase and sale of securities	$	5,876,760
Purchase and sale of mutual funds		32,546
Dividends and rebates		42,851
Advisory and administrative fees		986,646
12B-1 fees		58,303
	$	6,997,106

NOTE I – SBA PPP & EID LOANS

The Company applied for, and received, funds under the Paycheck Protection Program (the "PPP Loan") covered in these financial statements in the amount of $354,150. The Company received the loan proceeds on or around August 6, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its future adherence to the forgiveness criteria. On June 2, 2021 the Company was notified by the SBA that $271,691 in principal and $2,226 in interest for the PPP Loan had been approved in the Company's Forgiveness Application and remitted to the bank. On November 10, 2021 the Company made a $35,000 principal payment further reducing the outstanding PPP Loan balance. In 2021 the Company paid $1,054 in interest related to the PPP Loan. The outstanding balance of the PPP Loan as of December 31, 2021 was $36,721.

The PPP Loan has a five-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for ten months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The promissory note executed by the Company in connection with the PPP Loan contains events of default and other provisions customary for a loan of this type.

The PPP Loan is being used to retain the Company's employees and allow them to be able to continue to provide essential services for the customers of the Company. Proceeds of the PPP Loan may also be used for other purposes permitted under applicable terms of the PPP.

The Company also received a $150,000 loan (the "EID Loan") from the U.S. Small Business Administration (the "SBA") under the SBA's Economic Injury Disaster Loan program. The Company received the loan proceeds on or around August 11, 2020. The EID Loan had a thirty-year term and bears interest at a rate of 3.75% per annum. Monthly principal and interest payments are deferred for twelve months after the date of disbursement. The EID Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Company paid the balance of the EID Loan on September 30, 2021 for $156,180. In 2021 the Company paid $4,296 in interest related to the EID Loan.

NOTE J – DEPOSIT ACCOUNT

The Company has two deposit accounts, required by their clearing broker, to hold a cash balance for the day to day running of the Company and for their trading account. The total balance as of December 31, 2021 of the two accounts was $75,000.

NOTE K – CLEARING ACCOUNT

The Company, at the end of each month the receives an initial $40,000 from their clearing broker as the initial installment of revenue earned for the month, the remaining revenue due for the month is recorded in the clearing account which is paid subsequent to the month end. Balance as of December 31, 2021 was $311,049.

NOTE L – ACCESSIBLE CERTIFICATE OF DEPOSITS

The Company has certificate of deposits with two banks, the funds can be accessed at any time. The balance as of December 31, 2021 was $74,838.

NOTE M – PASS-THROUGH ENTITY TAX

The New York State Pass-through Entity Tax, ("PTET"), is an optional tax that partnerships or New York S corporations may annually elect to pay on certain income for tax years beginning on or after January 1, 2021. If an eligible partnership or eligible New York S corporations (electing entity) elects to pay the PTET, its partners, members, or shareholders subject to tax under Article 22 (personal income tax) may be eligible for a PTET credit on their New York State income tax returns. The PTET allows the electing entity to shift the payment of state income taxes to the entity at their discretion; however, the shareholder's elected the pass-through option. The deduction was passed through in the distributive share of the electing entity owners' income. The tax is imposed under New York Tax Law Article 24-A, which was enacted in 2021. In 2021 the firm elected to opt into the New York State PTET on behalf of the firm's partners. In December 2021 the partner's made deposits into a firm bank account that had been established to handle tax filing fees and payments. The partners deposited a totaled $50,426. which was then paid to the New York State PTET.

NOTE N – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 25, 2022. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.